Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (212) 298-7069

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
99 Church Street
New York, NY 10007

> **Re:** **Moody's Corporation**
> **Definitive Schedule 14A**
> **Filed March 21, 2007**
> **File No. 1-14037**

Dear Mr. McDaniel:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 7

1.	Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Compensation Discussion and Analysis, page 21

2.	Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation to each named executive officer for the last fiscal year. For example, expand your analysis on pages 25 and 26 of how the committee determined specific long-term equity awards. Although your disclosure provides general information relating to the terms of each form of long-term equity compensation, also provide more discussion as to how the committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to Items 402(b)(1)(iii) and (v) of Regulation S-K. Discuss the specific factors considered by the committee in ultimately approving this and other forms of compensation, including the reasons why the committee believed that the amounts paid to each named executive officer were appropriate in light of the various items it had considered in making specific compensation decisions.

Targeted Total Compensation, page 22

3.	If you benchmarked different elements of your compensation against a subset of the peer group set forth on page 22 or a different group of companies than those disclosed, identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, where you already have not done so, please disclose the actual percentiles for total fiscal year compensation and each benchmarked element of compensation. Include a discussion of where you targeted each element of compensation against the peer group companies and where actual payments fell within targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please explain why.

4.	Please clarify how the amounts paid under each element affected decisions regarding the amounts paid or awarded under the other elements of your compensation program. See Item 402(b)(1)(vi) of Regulation S-K. For example, discuss whether or how the amount of base salary or values realized upon option exercises or vesting of restricted stock impacted the committee's decisions regarding the type or amount of compensation to be paid during the fiscal year for which compensation is reported.

5.   On page 21, you state that your executive compensation program is designed to "link a substantial part of each executive's compensation to the achievement of [among other things] the individual's performance." Please provide additional analysis of how individual performance contributed to actual fiscal year compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. McDaniel. See Item 402(b)(2)(vii) of Regulation S-K.

6.   Please discuss material differences in your compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Securities Act Release No. 8732A. We note wide disparities in officer compensation related to Mr. McDaniel's salary and the amounts awarded to him under the executive performance incentive compensation plan as well as the option award made to him on February 8, 2006. If policies or decisions relating to a named executive officer's compensation are materially different than that for the other officers, discuss how and why on an individualized basis.

Annual Cash Incentive Awards, page 23

7.   We note your disclosure regarding the funding of the annual cash incentive program. To facilitate an understanding of the potential compensation an executive may earn, please disclose for the fiscal year:

- the aggregate dollar amount of the plan funding pool,

- the maximum dollar amount, based on percentage assigned, that a named executive officer could be awarded, and

- the dollar amount of the actual award provided to the named executive officer during the last fiscal year.

See Item 402(b)(1)(v) and (b)(2)(v) and (vi) of Regulation S-K.

8.   We note your discussion on page 24 regarding the possibility of discretionary adjustments to incentive awards by the committee. Clarify whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all

compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Additional Executive Compensation Policies, page 26

9.   We note the disclosure relating to potential payments upon termination or change in control starting on page 37. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements.

Summary Compensation Table for 2006, page 30

10.   Disclose all assumptions made in the valuation of awards in the stock awards column of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

The Governance and Compensation Committee, page 40

11.   Clarify whether the board or the compensation committee makes the final decisions regarding named executive officer compensation.

Certain Relationships and Related Transactions, page 41

12.   Briefly indicate the categories of individuals or entities that are the "related persons" covered by your policy on related person transactions.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L.Grant
Attorney-Advisor